UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 10, 2022
Commission File Number 001-15244
Credit Suisse Group AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On February 10, 2022, the Credit Suisse Earnings Release 4Q21 was published. A copy of the Earnings Release is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the information under “Group and Bank differences” and “Selected financial data – Bank” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2020 (Credit Suisse 2020 20-F) filed with the SEC on March 18, 2021, the Group’s financial report for the first quarter of 2021 (Credit Suisse Financial Report 1Q21), filed with the SEC on Form 6-K on May 6, 2021, the Group’s financial report for the second quarter of 2021 (Credit Suisse Financial Report 2Q21), filed with the SEC on Form 6-K on July 29, 2021, the Group’s financial report for the third quarter of 2021 (Credit Suisse Financial Report 3Q21), filed with the SEC on Form 6-K on November 4, 2021 and the Group’s earnings release for the fourth quarter of 2021 (Credit Suisse Earnings Release 4Q21), filed with the SEC as Exhibit 99.1 hereto.
This report filed on Form 6-K also contains certain information about Credit Suisse AG relating to its results as of and for the three and twelve months ended December 31, 2021. Credit Suisse AG, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. Credit Suisse AG’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2020 20-F, subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Group and Bank differences
The business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Asset Management and the Investment Bank. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG (our Swiss service company) and its subsidiary, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
Comparison of consolidated statements of operations
	Bank		Group		Bank		Group
in	4Q21	4Q20	4Q21	4Q20	2021	2020	2021	2020
Statements of operations (CHF million)
Net revenues	4,656	5,260	4,582	5,221	23,042	22,503	22,696	22,389
Total operating expenses	5,658	5,283	6,188	5,171	18,846	18,200	19,013	17,826
Income/(loss) before taxes	(983)	(161)	(1,586)	(88)	(13)	3,211	(522)	3,467
Net income/(loss)	(1,364)	(364)	(2,002)	(350)	(950)	2,514	(1,548)	2,666
Net income/(loss) attributable to shareholders	(1,359)	(365)	(2,007)	(353)	(852)	2,511	(1,572)	2,669
Comparison of consolidated balance sheets
	Bank		Group
end of	4Q21	4Q20	4Q21	4Q20
Balance sheet statistics (CHF million)
Total assets	745,162	809,688	741,781	805,822
Total liabilities	696,997	762,629	697,473	762,881
Capitalization and indebtedness
	Bank		Group
end of	4Q21	4Q20	4Q21	4Q20
Capitalization and indebtedness (CHF million)
Due to banks	18,960	16,420	18,965	16,423
Customer deposits	393,841	392,039	392,819	390,921
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,317	23,944	21,222	23,851
Long-term debt	160,695	160,279	166,896	161,087
All other liabilities	102,184	169,947	97,571	170,599
Total liabilities	696,997	762,629	697,473	762,881
Total equity	48,165	47,059	44,308	42,941
Total capitalization and indebtedness	745,162	809,688	741,781	805,822

BIS capital metrics
	Bank		Group
end of	4Q21	4Q20	4Q21	4Q20
Capital and risk-weighted assets (CHF million)
CET1 capital	44,262	40,701	38,608	35,361
Tier 1 capital	59,186	55,659	54,451	51,202
Total eligible capital	59,666	56,620	54,930	52,163
Risk-weighted assets	266,934	275,676	267,787	275,084
Capital ratios (%)
CET1 ratio	16.6	14.8	14.4	12.9
Tier 1 ratio	22.2	20.2	20.3	18.6
Total capital ratio	22.4	20.5	20.5	19.0
Selected financial data – Bank
Condensed consolidated statements of operations
in	4Q21	4Q20	% change	2021	2020	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	2,228	2,381	(6)	9,593	11,220	(15)
Interest expense	(881)	(928)	(5)	(3,668)	(5,260)	(30)
Net interest income	1,347	1,453	(7)	5,925	5,960	(1)
Commissions and fees	3,008	3,185	(6)	13,180	11,850	11
Trading revenues	(152)	468	–	2,371	3,178	(25)
Other revenues	453	154	194	1,566	1,515	3
Net revenues	4,656	5,260	(11)	23,042	22,503	2
Provision for credit losses	(19)	138	–	4,209	1,092	285
Compensation and benefits	1,913	2,286	(16)	8,011	8,860	(10)
General and administrative expenses	2,452	2,643	(7)	8,503	7,962	7
Commission expenses	284	303	(6)	1,243	1,256	(1)
Goodwill impairment	976	0	–	976	0	–
Restructuring expenses	33	51	(35)	113	122	(7)
Total other operating expenses	3,745	2,997	25	10,835	9,340	16
Total operating expenses	5,658	5,283	7	18,846	18,200	4
Income/(loss) before taxes	(983)	(161)	–	(13)	3,211	–
Income tax expense	381	203	88	937	697	34
Net income/(loss)	(1,364)	(364)	275	(950)	2,514	–
Net income/(loss) attributable to noncontrolling interests	(5)	1	–	(98)	3	–
Net income/(loss) attributable to shareholders	(1,359)	(365)	272	(852)	2,511	–

Selected financial data – Bank (continued)
Condensed consolidated balance sheets
end of	4Q21	4Q20	% change
Assets (CHF million)
Cash and due from banks	164,026	138,207	19
Interest-bearing deposits with banks	1,256	1,230	2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	89,855	79,133	14
Securities received as collateral	15,017	50,773	(70)
Trading assets	111,299	157,511	(29)
Investment securities	1,003	605	66
Other investments	5,788	5,379	8
Net loans	300,358	300,341	0
Goodwill	2,881	3,755	(23)
Other intangible assets	276	237	16
Brokerage receivables	16,689	35,943	(54)
Other assets	36,714	36,574	0
Total assets	745,162	809,688	(8)
Liabilities and equity (CHF million)
Due to banks	18,960	16,420	15
Customer deposits	393,841	392,039	0
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,317	23,944	(11)
Obligation to return securities received as collateral	15,017	50,773	(70)
Trading liabilities	27,539	45,871	(40)
Short-term borrowings	25,336	21,308	19
Long-term debt	160,695	160,279	0
Brokerage payables	13,062	21,655	(40)
Other liabilities	21,230	30,340	(30)
Total liabilities	696,997	762,629	(9)
Total shareholder's equity	47,466	46,264	3
Noncontrolling interests	699	795	(12)
Total equity	48,165	47,059	2

Total liabilities and equity	745,162	809,688	(8)
BIS statistics (Basel III)
end of	4Q21	4Q20	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	44,262	40,701	9
Tier 1 capital	59,186	55,659	6
Total eligible capital	59,666	56,620	5
Capital ratios (%)
CET1 ratio	16.6	14.8	–
Tier 1 ratio	22.2	20.2	–
Total capital ratio	22.4	20.5	–

Exhibits
No. Description
99.1 Credit Suisse Earnings Release 4Q21

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: February 10, 2022
By:
/s/ Thomas Gottstein                                 /s/ David R. Mathers
      Thomas Gottstein                                       David R. Mathers
      Chief Executive Officer                               Chief Financial Officer